                                                                     Exhibit 99.

                                          For Further Information Contact
                                          Robert E. Phaneuf
For Immediate Release                     Vice President - Corporate Development
Tuesday, August 10, 1999                  (918) 592-0101


           VINTAGE PETROLEUM, INC. REPORTS SECOND QUARTER RESULTS,
        INCREASED CAPITAL BUDGET AND PARTICIPATION IN FIRST TRANCHE OF
                          BOLIVIA-TO-BRAZIL PIPELINE

     Tulsa, Oklahoma - Vintage Petroleum, Inc. today announced second quarter 1999 income of $5.2 million or nine cents a share including a $2.7 million after-tax gain from the sale of certain non-strategic oil and gas properties. This compares to a loss of $9.5 million or $0.18 per share in the same quarter last year. A substantially higher average oil price coupled with lower operating and exploration costs accounted for the majority of the return to profitability.

     Oil and gas production for the quarter fell 10 percent to 5.6 million equivalent barrels (BOE) from 6.2 million BOE in last year's period. Much of the difference is attributable to the reduced capital budget in effect during the first half of this year as the company curtailed its spending in response to the prevailing low oil and gas price environment. During the first half of 1999, the company made oil and gas capital expenditures totaling $31.8 million compared to capital expenditures of $111.4 million in the same period last year. As a result, oil production for the quarter declined seven percent to 3.8 million barrels. Company production of natural gas declined 15 percent to 10.5 billion cubic feet (Bcf) compared to 12.2 Bcf in last year's quarter.

     Offsetting the decline in production was a substantial rebound in the average price of oil resulting from the OPEC accord earlier in the year. The average price of oil rose 31 percent to $14.37 per barrel. The average price of gas dropped seven percent to $1.80 per Mcf compared to $1.94 per Mcf in the same quarter last year.
                                     -More-

     Oil and gas sales rose seven percent to $73.8 million principally due to the impact of the higher average price of oil. Total revenues for the second quarter were $92.6 million including a pre-tax gain from oil and gas property sales of $4.4 million. Total revenues were nearly nine percent above those of last year's quarter.

     Lease operating costs declined 16 percent to $25.3 million or $4.53 per BOE compared to $30.0 million or $4.88 per BOE in last year's second quarter. The decline results primarily from cost reduction measures initiated late last year and the beneficial effect on costs realized from shutting-in certain production. Exploration expense for the quarter was $2.3 million composed of expenditures for seismic and other geological and geophysical activities of $900,000 with the remaining $1.4 million attributable primarily to leasehold impairments and unsuccessful exploratory drilling. In 1998, a dominant portion of the $10.4 million of exploration expense in the second quarter was attributable to seismic and other geological and geophysical activity. General and administrative expenses also declined, falling 10 percent compared to the year-ago quarter. Interest expense rose 46 percent to $14.6 million in response to higher outstanding borrowings utilized to fund the excess of capital spending, including acquisitions, in 1998. While total debt remains near the year-end 1998 level, the balance sheet was improved in June 1999 as a consequence of an $81 million offering of common stock, reducing the debt to book capitalization ratio to 66 percent compared with a ratio of 71 percent at the end of 1998.

     For the quarter just ended, income before taxes was $4.5 million including the impact of the $4.4 million pre-tax gain from property sales compared to a loss of $15.4 million in last year's quarter. The additional contribution from a net deferred tax credit of $752,000 further benefited the quarter resulting in net income for the quarter just ended of $5.2 million or nine cents per share. Excluding the after-tax gain from the sale of certain non-strategic oil and gas properties, net income for the second quarter would be $2.5 million or four cents a share. This

                                     -More-

compares to the second quarter 1998 loss of $9.5 million or $0.18 per share. There were 55.9 million weighted average shares outstanding in the second quarter of 1999 compared to the 51.6 million outstanding in the same period a year ago. The eight percent increase in outstanding shares is due primarily to the impact of shares issued to acquire certain oil and gas properties in November 1998, the June 1999 equity offering and the dilutive effects of stock options and contingent shares which may become issuable under the $20 stock price guarantee delivered in connection with the November 1998 acquisition.

     Cash flow from operations (before working capital changes) for the second quarter increased to $27.2 million compared to $21.6 million in the year-ago quarter.

First Half 1999 Summary

     For the six months, oil and gas sales slid to $127.3 million, 10 percent below the $141.7 million in the first half of 1998. The lower sales were the product of eight percent lower total production compounded by a 13 percent lower average gas price. Total revenues decreased by nine percent to $158.6 million, compared to $174.9 million for the same period last year.

     The net loss in the first six months of 1999 was $12.9 million, or $0.24 per share, compared to the 1998 period's loss of $11.1 million or $0.21 a share. There were 53.6 million weighted average shares outstanding in the first six months of 1999 compared to 51.6 million in the prior year.

     Cash flow from operations (before changes in working capital) for the first half of 1999 was $35.8 million, 25 percent below the $47.7 million in the year-ago period.

Outlook and Update

Strategy Going Forward

     "Our people's efforts to cut costs and capital spending through the low end of the oil price cycle are manifest on the bottom line. We emerge more efficient and with a more robust

                                     -More-

inventory of projects than at any other time in the company's history. We plan to use increasing cash flow to both reinvest in our internal portfolio of opportunities and to reduce our financial leverage. In addition, a limited amount of non-strategic oil and gas property divestitures are planned to further improve our efficiency and lower financial leverage," said S. Craig George, CEO.

Capital Budget Revised Upward on the Prospect of Continued Strength in Commodity Prices

     As a result of management's growing confidence in the ability of the company's cash flow to rise in the second half of the year because of continued strength in the oil and gas price environment, the 1999 non-acquisition capital budget has been increased to $83 million from the previous $67 million. The increase in the budget is to be used to fund a portion of the company's large inventory of exploitation projects and postponed exploration projects aimed at internally growing reserves and production. Exploration is expected to account for 58 percent of non-acquisition capital spending in the new budget while exploitation accounts for the remaining 42 percent. The level of the capital budget is targeted to be consistent with the company's commitment to limit capital spending to that of aggregate cash flow. In addition, the company intends to fund substantially all of the $18.9 million deferred acquisition payment associated with the El Huemul acquisition, due at year end, from cash flow. "With more capital directed toward increasing production as a result of continued strength in commodity prices, we are optimistic about our ability to increase bottom line results during the remainder of 1999 and into 2000, but financed in ways that will improve our financial position," reiterated S. Craig George, CEO.

                                     -More-

Operational Update

Production

     Approximately 1,300 BOE per day of shut-in oil and gas volumes have been returned to production as a result of the rise in the price of oil during the quarter just ended. In addition, the State Tract 652 exploratory well in Galveston Bay was recently successfully completed and is flowing to sales at a net daily rate of 6.4 MMcf.

     Coincident with the improved price of oil and the acquisition of the El Huemul property in Argentina early in the third quarter, the company increased targeted capital spending in Argentina by $11 million for the second half. A mix of drilling and workover exploitation activity is planned beginning in August on both the El Huemul concession as well as the company's existing San Jorge basin properties. The addition of production from El Huemul, in combination with these expenditures and those contemplated for next year, should position the company to expand total Argentina BOE production in the year 2000 by 80 percent or more over the second quarter 1999 annualized rate.

BTB Pipeline Open for Business; Vintage Participates in Auction of First Tranche

     Bolivian gas production during the second quarter continued to be limited due to a delay in the startup of the BTB pipeline and the phasing out of the gas sales contract with Argentina as the BTB pipeline was readied for startup. The opening of the BTB pipeline occurred in early July and the company expects production to grow throughout the second half of the year reaching 100 percent of its allocation of so-called "grandfathered" gas of 25 MMcf per day by year end. Further, the company has successfully participated in the first tranche of natural gas auctioned by the government of Bolivia to be delivered through the BTB pipeline to Brazil. The total amount of gas auctioned aggregated to 696 Bcf to be sold to Petrobras at the daily rate of 95.3 MMcf over a twenty-year period beginning in the year 2000. Vintage was allocated a net

                                     -More-

11.5 MMcf per day (17.7 MMcf gross) or approximately 19 percent of the total gross volume to be delivered under this tranche in 2000. In addition to this volume, the company expects to be able to sell a net 20.6 MMcf per day under the contract from its existing reserves of so-called "grandfathered" gas for a combined average of 32.1 MMcf per day next year.

     The process of auctioning tranches of gas to meet Brazil's growing energy demand is expected to be a continuing process over the next several years until the pipeline capacity of approximately 1.1 Bcf per day is reached. Vintage vies to supply the gas demand on the BTB pipeline through an auction process in which throughput space is allocated according to quantity of certified gas reserves bid and established delivery capacity. In this first tranche, Vintage has committed to sell a net 49 Bcf over the next ten years or an average of approximately 13 MMcf per day. This volume will be supplemented by additional sales of "grandfathered" gas. The selling price of gas under the BTB contract is tied to a basket of fuel oils and is paid to Vintage in U.S. dollars. Given a NYMEX reference price of oil of about $20.00 per barrel, the estimated gas price equivalent net to the company would be $1.05 per Mcf. The company plans to continue its program of exploration in Bolivia in order to further build its reserve base and thus its competitive position with respect to future tranches of auctioned gas. Vintage estimates that initially its deliverability of gas will exceed its allocation in the BTB pipeline and as a result intends to also pursue the development of and participation in new gas markets. "With the startup of the BTB pipeline and an aggressive marketing effort by Petrobras, Vintage continues to be encouraged about the long-term fundamentals supporting the growth potential for natural gas in Brazil and the ability of Vintage to participate through rising sales of gas," said Mr. George.

     Exploration in Bolivia continued at an active pace in the first half of the year. Subsequent to the successful testing of the initial gas exploratory well (NJL X-104) in the

                                     -More-

Naranjillos concession during the first quarter, the company has drilled three additional exploratory wells that are expected to add to reserves. During the second half, Vintage intends to drill four additional wells in Bolivia. Three wells are planned to test the Upper Devonian Iquiri and Los Monos formations and during the fourth quarter the company expects to spud a well to test the deeper Middle Devonian Huamampampa formation.

Exploration

     Two domestic South Texas gas exploration plays are being readied to be spud in the third quarter. In the Cedar Point project, the USX Hermatite #1 is an 11,000 foot Lower Vicksburg test and is targeted to spud in mid-August. Cedar Point is located adjacent to and just onshore from the company's Galveston Bay acreage where it has been active in successfully identifying deep horizons with 3-D seismic. Additionally, the first phase of drilling on the company's El Sauz project is scheduled to begin in mid-August. The H.P. Pinnell #1 is a 10,500 foot Frio test targeting a seismically defined upthrown fault closure identified on the company's recently acquired 180-square-mile proprietary 3-D survey. In Yemen, final interpretation of new and reprocessed seismic is underway with a target to spud the first of three successive wells in December of this year.

Targets for 1999 and 2000

     Based on results to date, the revised 1999 non-acquisition capital budget of $83 million and a preliminary non-acquisition budget of $130 million for the year 2000, the company has established a production target of 24.9 million BOE for 1999 with a 17 percent increase in year 2000 to 29.1 million BOE. Key operating costs on a per barrel basis are targeted to decline in the remainder of 1999 and for the year 2000. The attached table sets forth the company's targeted production, costs per barrel and product price realizations for 1999 and 2000 based on current commodity price levels and company expectations.

                                     -More-

Forward-Looking Statements

     This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address targets or estimates of proved oil and gas reserves, future production and costs, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although Vintage believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

     Vintage Petroleum is an independent energy company engaged in the acquisition, exploitation, exploration and development of oil and gas properties and the marketing of natural gas and crude oil. Company headquarters are in Tulsa, Oklahoma and its common shares are traded on the New York Stock Exchange under the symbol VPI.

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                   ----------------------------------------

                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------
                   (In thousands, except per share amounts)
                                  (Unaudited)

                                                   Three Months Ended        Six Months Ended
                                                        June 30,                 June 30,
                                                  --------------------     --------------------
                                                    1999        1998         1999        1998
                                                  --------    --------     --------    --------

REVENUES:
   Oil and gas sales                              $ 73,828    $ 69,022     $127,322    $141,669
   Gas marketing                                    12,183      12,816       22,501      27,071
   Oil and gas gathering                             1,870       2,656        3,450       5,335
   Other income                                      4,680         438        5,292         851
                                                  --------    --------     --------    --------

                                                    92,561      84,932      158,565     174,926
                                                  --------    --------     --------    --------

COSTS AND EXPENSES:
   Lease operating, including production taxes      25,258      30,026       49,105      62,205
   Exploration costs                                 2,314      10,371        8,201      12,369
   Gas marketing                                    11,596      12,040       21,390      25,640
   Oil and gas gathering                             1,427       2,265        2,621       4,518
   General and administrative                        8,136       9,014       16,069      16,098
   Depreciation, depletion and amortization         24,804      26,619       57,009      53,486
   Interest                                         14,576       9,978       29,136      19,270
                                                  --------    --------     --------    --------

                                                    88,111     100,313      183,531     193,586
                                                  --------    --------     --------    --------

       Income (loss) before income taxes             4,450     (15,381)     (24,966)    (18,660)

PROVISION (BENEFIT) FOR INCOME TAXES:
   Current                                              19         (19)          47        (461)
   Deferred                                           (752)     (5,854)     (12,075)     (7,109)
                                                  --------    --------     --------    --------

NET INCOME (LOSS)                                 $  5,183    $ (9,508)    $(12,938)   $(11,090)
                                                  ========    ========     ========    ========

EARNINGS (LOSS) PER SHARE:
   Basic                                          $    .10    $   (.18)    $   (.24)   $   (.21)
                                                  ========    ========     ========    ========
   Diluted                                        $    .09    $   (.18)    $   (.24)   $   (.21)
                                                  ========    ========     ========    ========

Weighted average common shares outstanding:
   Basic                                            53,997      51,649       53,555      51,629
                                                  ========    ========     ========    ========
   Diluted                                          55,857      51,649       53,555      51,629
                                                  ========    ========     ========    ========

                                -Table follows-

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                   ----------------------------------------

                          SUMMARY BALANCE SHEET DATA
                          --------------------------
                                (In thousands)
                                  (Unaudited)

                                             June 30,        December 31,
                                               1999              1998
                                           ------------      ------------
Total current assets                        $  161,445        $   84,142
Property, plant and equipment, net             864,829           898,242
Total assets                                 1,072,814         1,014,175

Total current liabilities                       56,464            66,925
Long-term debt                                 673,662           672,507
Stockholders' equity                           342,245           273,958


                            SUMMARY OPERATING DATA
                            ----------------------
                                  (Unaudited)

                               Three Months Ended        Six Months Ended
                                    June 30,                 June 30,
                              --------------------     --------------------
                                1999        1998         1999        1998
                              --------    --------     --------    --------
Production:
  Oil (MBbls) -
     U.S.                        2,196       2,535        4,301       5,009
     Argentina                   1,492       1,546        3,043       3,084
     Ecuador                       125           -          243           -
     Bolivia                        17          35           30          70
     Total                       3,830       4,116        7,617       8,163

  Gas (MMcf) -
     U.S.                        9,302      10,964       19,433      21,144
     Bolivia                       845       1,276        1,528       2,664
     Argentina                     304           -          374           -
     Total                      10,451      12,240       21,335      23,808

  Total MBOE                     5,571       6,156       11,173      12,131

Average price:
  Oil (per Bbl) -
     U.S.                      $ 14.33     $ 10.96      $ 12.24     $ 11.91
     Argentina                   14.70       10.95        12.00       11.56
     Ecuador                     11.25           -         8.75           -
     Bolivia                     15.13       15.23        12.22       12.02
     Total                       14.37       10.99        12.03       11.78

  Gas (per Mcf) -
     U.S.                      $  1.94     $  2.07      $  1.77     $  2.04
     Bolivia                       .56         .87          .54         .86
     Argentina                    1.00           -          .99           -
     Total                        1.80        1.94      $  1.67        1.91

                                -Table Follows-

                            VINTAGE PETROLEUM, INC.
                            -----------------------

                           TARGETS FOR 1999 AND 2000
                           -------------------------



                                            1999                    2000
                                           Target                  Target
                                          --------                --------

Oil production (MBbls):
   U.S.                                      8,477                   7,899
   Argentina                                 7,702                  10,227
   Other                                       728                   1,052
   Total                                    16,907                  19,178

Gas production (MMcf):
   U.S.                                     37,812                  39,827
   Argentina                                 4,275                   7,942
   Bolivia                                   5,944                  11,727
   Total                                    48,031                  59,496

Total MBOE                                  24,913                  29,094

Net realized price as a percent
 of NYMEX  Total Company:
   Oil                                       82.56%                  83.97%
   Gas                                       80.81%                  76.81%

DD&A per BOE                               $  4.20                 $  3.47
LOE per BOE                                $  4.64                 $  4.53
G&A per BOE                                $  1.32                 $  1.21


NYMEX :
   Oil - Average of the daily settlement price for the near-month contract for light crude oil as quoted on the New York Mercantile Exchange.

   Gas Average of the settlement price for the last 3 trading days for the applicable contract month for natural gas as quoted on the New York Mercantile Exchange.

See "Targets for 1999 and 2000" and "Forward-Looking Statements" elsewhere in this release.